The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

This announcement is not an offer to sell or the solicitation of an offer to buy any securities and neither this announcement nor anything herein forms the basis for any contract or commitment whatsoever. Neither this announcement nor any copy hereof may be taken into or distributed in the United States or to any US persons. Securities may not be offered or sold in the United States absent registration or an exemption from registration, and the securities described herein will be sold in accordance with all applicable laws and regulations.

CHINA UNICOM LIMITED (Stock Code: 762)
(Incorporated in Hong Kong with limited liability under Companies Ordinance)

STRATEGIC ALLIANCE FRAMEWORK AGREEMENT WITH
SK TELECOM CO., LTD.
AND
PROPOSED ISSUE OF US$1,000,000,000 ZERO COUPON
CONVERTIBLE BONDS DUE 2009

CONVERTIBLE INTO ORDINARY SHARES OF CHINA UNICOM LIMITED

CHINA INTERNATIONAL CAPITAL CORPORATION
(HONG KONG) LIMITED

The Board is pleased to announce that it has entered into a Strategic Alliance Framework Agreement with SKT on 20 June 2006, pursuant to which the Company and SKT agreed to cooperate in good faith on the further development of CDMA cellular communications services. The Company has agreed to appoint SKT as its sole and exclusive partner in relation to its CDMA cellular communications business operations in certain cooperation areas in mainland China for a maximum term of up to 18 months after the effective date of the SAFA. Detailed terms of implementation will be negotiated in the future and will be set forth in definitive legal agreements to be entered into between the Parties.

The Board further announces that on 20 June 2006 the Company entered into the Subscription Agreement with SKT, whereby SKT agreed to subscribe and pay for the US dollar denominated Bonds to be issued at par by the Company in an initial aggregate principal amount of US$1,000,000,000.

The price at which each Share shall be issued upon conversion of the Bonds shall initially be HK$8.63 (equivalent of approximately US$1.11) subject to adjustment in the manner provided for in the Terms and Conditions of the Bonds. Assuming full conversion of the Bonds at the initial conversion price of HK$8.63, the Bonds will be convertible into 899,745,075 Shares (subject to adjustment), representing approximately 7.15% of the issued and outstanding share capital of the Company as at the date of this announcement and approximately 6.67% of the enlarged issued and outstanding share capital of the Company as a result of such conversation at the date thereof.

The estimated net proceeds of the Bonds Issue, after deduction of commission and administrative expenses (amounting to approximately US$3 million), are approximately US$997 million. The proceeds are currently intended to be used by the Company for general corporate and working capital purposes.

Completion of the Subscription Agreement is subject to the satisfaction and/or waiver of the conditions precedent therein. In addition, the Strategic Alliance Framework Agreement and the Subscription Agreement may be terminated under certain circumstances. Please refer to the respective paragraphs headed “STRATEGIC ALLIANCE FRAMEWORK AGREEMENT” and “SUBSCRIPTION AGREEMENT” below for further information.

As the Subscription Agreement may or may not complete and the Strategic Alliance Framework Agreement may terminate, Shareholders and potential investors are advised to exercise caution when dealing in the Shares of the Company.

The Conversion Shares will be issued and allotted by the Company pursuant to the general mandate granted to the Directors at the annual general meeting held on 12 May 2006. To date, there has been no issue of shares under the general mandate granted. There has also been no issue of equity securities pursuant to the general mandate in the 12 months immediate preceding this announcement.

The Company will apply to the Stock Exchange for the listing of, and permission to deal in, the Conversion Shares.

STRATEGIC ALLIANCE FRAMEWORK AGREEMENT

Date:	20 June 2006
Parties:	The Company
SKT

(each a Party and together, the Parties)

The Company has entered into the SAFA with SKT on 20 June 2006, pursuant to which the Company and SKT agreed to cooperate in good faith on the further development of CDMA cellular communications services.

Areas of Cooperation

The Parties intend that the cooperation shall encompass the following areas related to CDMA cellular communications: (i) CDMA handsets; (ii) value-added service (VAS); (iii) VAS business platform; (iv) marketing; (v) IT infrastructure, and (vi) network.

A further announcement will be made, if necessary, upon the finalisation of the detailed terms of implementation of the SAFA.

Implementation and Timing

Upon the execution of the SAFA, the Parties have agreed, among other things, to promptly establish a designated team to coordinate implementation of the SAFA. Detailed terms of implementation will be negotiated in the future and will be set forth in definitive legal agreements to be entered into between the Parties.

Sole Partner Status and Exclusivity

The Company has agreed to appoint SKT as its sole and exclusive partner in relation to the Company’s CDMA cellular communications business operations in the aforementioned areas of cooperation in mainland China for the duration of the term described below, and, accordingly, shall not enter into any similar agreement or arrangement, or any discussion or negotiation with an intention to enter into any final agreement in relation to any strategic alliance or partnership concerning such business areas set forth above, with any international telecommunications operator, including their respective affiliates, other than SKT and its affiliates.

The SAFA shall not prevent or affect (i) the Company, China United Telecommunications Corporation (the Company’s ultimate parent company) (Unicom Parent) or any of their respective affiliates from entering into any discussion, negotiation, agreement or arrangement with any third party in the ordinary course of business of the Company; (ii) any agreement, arrangement or memorandum executed or in discussion between any of them with any other third parties, or (iii) any global roaming services or other services as may be agreed between the Parties.

The term of such exclusivity will expire upon the earlier of (i) the Company becoming unable to exercise its power to direct or cause the direction of the management of its CDMA business, whether through the ownership of securities with voting power, by control or otherwise; (ii) any change in law or regulation in China which would make performance of the obligations under this exclusivity provision a violation of such law or regulation; (iii) a change of control of the Company; (iv) the Company or Unicom Parent directly or indirectly acquiring or being acquired by or being merged with a telecommunications operator in China or a restructuring of the telecommunications industry in China involving the Company occurred; (v) the day falling on the expiry of 18 actual calendar months from the date of signing the SAFA; (vi) the date on which the non-breaching Party delivers a written notice to the other Party of a breach of the SAFA, or (vii) the date of termination of the SAFA in accordance with its terms.

SKT has undertaken to the Company that, for the duration of the exclusivity period, it shall not enter into any discussion, negotiation, agreement or arrangement with any GSM or CDMA telecommunications operator, including their respective affiliates, other than the Company, Unicom Parent or any of their respective subsidiaries, in relation to CDMA cellular communications services in China.

Non-competition

Prior to the termination of the SAFA, SKT and its affiliates shall not, directly or indirectly, make an equity investment of more than 5% in any other telecommunications operator in China which is engaged in business areas related to CDMA cellular communications businesses as described in the SAFA.

Nomination of Director

If SKT or any of its Affiliates, on its own or together holds more than 5% of the issued share capital of the Company, SKT shall be entitled to nominate a representative to the Board of the Company. SKT has undertaken to procure such director to resign if it and its subdiaries holds 5% or less of the issued share capital of the Company for 3 months or more.

Termination

The SAFA shall terminate by (a) agreement between the Parties; (b) by the non-defaulting Party by service of a written termination notice on the other Party where there is a material breach of the SAFA by the defaulting Party and, if such breach is capable of remedy, the defaulting Party has failed to rectify such breach within 30 days after the service of the written termination notice); (c) after the expiration of the exclusivity term by either Party serving written termination notice on the other, or (d) upon termination of the Subscription Agreement in accordance with its terms.

The Subscription Agreement and the SAFA are not inter-conditional upon the completion of each other, but upon the termination of the Subscription Agreement, the SAFA will immediately terminate.

SUBSCRIPTION AGREEMENT

Date:	20 June 2006
Parties:	The Company
SKT

Subject to the fulfilment of the conditions set out below under the section headed “Conditions Precedent of the Subscription Agreement”, SKT has agreed to subscribe and pay for Bonds with an initial aggregate principal amount of US$1,000,000,000.

None of the Bonds will be offered to the public in Hong Kong nor will they be placed to any connected persons (as defined in the Listing Rules) of the Company.

SKT as the subscriber and its ultimate beneficial owner are independent third parties and are not a connected person (as defined in the Listing Rules) of the Company.

Conditions Precedent of the Subscription Agreement

The obligation of SKT to subscribe and pay for the Bonds is subject to satisfaction or waiver of the following conditions precedent:

(i)                   up to and on the Closing Date (i) all the representations and warranties of the Company set forth in the Subscription Agreement shall be accurate and correct in all material respects at, and as if made on, the Closing Date (with reference to the circumstances then subsisting); and (ii) the Company shall have performed all of its undertakings or obligations thereunder to be performed on or before the Closing Date;

(ii)                there shall have been delivered to SKT a certificate, dated as of the Closing Date, of a duly authorised officer of the Company, to the effect of the matters set out in the Subscription Agreement;

(iii)             on or prior to the Closing Date there shall be delivered to SKT in a form reasonably satisfactory to SKT an opinion, dated the Closing Date, of Freshfields Bruckhaus Deringer, legal advisors to the Company as to Hong Kong law; and

(iv)            on or prior to the Closing Date, (i) the Company shall have obtained from the Stock Exchange listing approval in relation to the Conversion Shares (as defined in the Conditions); and (ii) SKT shall have made a foreign exchange report to the Bank of Korea (having used best endeavours so to report).

Termination

SKT may, by giving two business days’ notice in writing to the Company but upon prior consultation with the Company, terminate the Subscription Agreement at any time before the Closing Date, in any of the following circumstances:

(i)                   if there is any material breach of, or any event rendering untrue or incorrect in any material respect, any of the warranties and representations contained in paragraph 2.1 of the Subscription Agreement or any material failure to perform any of the Company’s undertakings or agreements in the Subscription Agreement; or

(ii)                if any of the conditions precedent under the Subscription Agreement (as specified above) has not been satisfied or waived by SKT; or

(iii)             if (i) an Event of Default (as defined in the Terms and Conditions of the Bonds), or an event that with the giving of notice or the passing of time would constitute an Event of Default, has occurred; or (ii) there shall have been a suspension of trading of the Shares by the Stock Exchange for five consecutive business days occurring after the date of the Subscription Agreement.

A further announcement will be made if the Subscription Agreement is terminated.

Conversion

The Bonds will be convertible into Shares at an initial Conversion Price of HK$8.63 (an equivalent of approximately US$1.11) per Share. The Conversion Price will be subject to adjustment for the following dilutive events:

(a)                 consolidation, subdivision or reclassification of Shares

(b)               capitalisation of profits or reserves (including issue of scrip dividend exceeding 105 per cent. of the cash dividend amount);

(c)                   other distributions to shareholders;

(d)               rights issue of Shares or options over Shares to all or substantially all Shareholders at less than 95% of the market price of the Shares;

(e)                rights issue of other types of securities to all or substantially all Shareholders (other than under the circumstances covered in paragraph (d) above);

(f)                  issue of Shares at less than 95% of the market price of the Shares (other than under the circumstances covered in paragraph (d) above);

(g)               issue of other securities carrying rights of conversion into, or exchange or subscription for, Shares on conversion, exchange or subscription at a consideration which is less than 95% of the market price of the Shares (other than under the circumstances covered in paragraph (d), (e) or (f) above);

(h)                 modification of the rights of conversion, exchange or subscription attaching to any such securities as are mentioned in paragraph (g) above (other than in accordance with the terms of such securities) so that the consideration becomes less than 95% of the market price of the Shares;

(i)                     any person issuing, selling or distributing any securities in connection with which offer the Shareholders generally are entitled to participate in arrangements whereby such securities may be acquired by them (other than under the circumstances covered in paragraphs (d), (e), (f) or (g) above), and other dilutive events of similar nature.

The Conversion Shares will be issued and allotted by the Company pursuant to the general mandate granted to the Directors at the annual general meeting held on 12 May 2006.

Lock-up on disposal of the Conversion Shares

The Bondholders will not, at any time after the date of issuance of the Conversion Shares, sell or otherwise transfer or dispose of any Conversion Shares as represents more than 2% of the share capital of the Company in any calendar quarter, except for any placing of Shares which is reported as a cross trade (such as a block trade) to the Stock Exchange.

PRINCIPAL TERMS OF THE BONDS

The principal terms of the Bonds are summarised as follows:

Company

China Unicom Limited, a company incorporated with limited liability in Hong Kong, the shares of which are listed on the Stock Exchange.

Principal Amount

The aggregate principal amount of the Bonds will be US$1,000,000,000.

Issue Price

100% of the principal amount of the Bonds.

Interest

The Bonds bear zero interest.

Conversion Period

Bondholder(s) have the right to convert their Bonds, in whole or in part, into Shares at any time during the Conversion Period, provided that Bondholders may only exercise the Conversion Right on each occasion that they wish to exercise the Conversion Right, with respect to an aggregate principal amount of Bonds being U.S.$50,000,000 and an integral multiple of U.S.$1,000 thereafter (if applicable), provided further that this restriction does not apply to any conversion by a Bondholder of the entire amount of its holding of Bonds.

Ranking of Conversion Shares

Conversion Shares will rank pari passu in all respects with the Shares then in issue on the relevant date of registration of holders of such Shares on the register of members of the Company.

Transfer

Prior to 5 July 2007, a Bondholder may not assign or transfer any of the Bonds registered in its name to any third party other than an Affiliate of the Bondholders (provided that such persons may only remain the holders of the Bonds, for so long as they remain to be an Affiliate of the Bondholders).

At any time after 5 July 2007 or on the occurrence of a Relevant Event, a Bondholder may freely assign or transfer any of the Bonds registered in its name to any third party (a prospective purchaser) provided that no assignment or transfer may be made to a person who is (i) a fixed line or mobile telecommunications operator in the PRC (a competitor operator), or (ii) directly or indirectly to an Affiliate of a competitor operator.

The Company and SKT agree and covenant with each other that at any time after 5 July 2007, SKT may invite the Company to offer to acquire (and hence redeemed and cancelled) some or all of the Bonds registered in SKT’s name. If within 10 days of the invitation, either (i) the Company does not make an offer to SKT to acquire (and hence redeemed and cancelled) such Bonds, or (ii) the highest offer price (the Company Offer Price) at which the Company offers to SKT to acquire (and hence redeemed and cancelled) such Bonds is not acceptable to SKT, SKT may then freely assign or transfer any of such Bonds to any third party provided that any such assignment or transfer to a third party purchaser shall not be at a price which is lower than or equal to the Company Offer Price. If within 10 days of the invitation, the Company makes an offer to SKT to redeem such Bonds at an offer price which is acceptable to SKT, the acquisition (and hence redemption and cancellation) of such Bonds by the Company shall be completed within 30 days after the date of acceptance by SKT of the offer.

Maturity

Unless previously redeemed, converted or purchased and cancelled, the Company will redeem all the outstanding Bonds at 104.26% of their principal amount on 5 July 2009.

Redemption for Delisting, Change of Control, etc

Following the occurrence of a Relevant Event, each Bondholder shall have the right, at such Bondholder’s option, to require the Company to redeem all or some only of that Bondholder’s Bonds at their Early Redemption Amount.

Redemption at the Option of the Bondholders

On 5 July 2008 (the Put Option Date), each Bondholder will have the right at such holder’s option, to require the Company to redeem all or some only of the Bonds of such holder on the Put Option Date at 102.82% of their principal amount. To exercise such right, the holder of the relevant Bonds must deliver its notice of redemption together with the Certificate evidencing the Bonds to be redeemed not later than 40 days prior to the Put Option Date.

Form of the Bonds and Denomination

The Bonds will be in registered form and in denominations of US$1,000 each.

Ranking of the Bonds

The Bonds constitute direct, unconditional, unsubordinated and (subject to the terms and conditions of the Bonds) unsecured obligations of the Company, ranking pari passu and rateably without any preference among themselves.

Listing

No application will be made for the listing of the Bonds on the Stock Exchange or any other stock exchange. The Company will apply to the Stock Exchange for the listing of, and permission to deal in, the Conversion Shares.

EFFECT ON THE SHARE CAPITAL OF THE COMPANY AS A RESULT OF CONVERSION

Based on the initial conversion price of HK$8.63 (equivalent of approximately US$1.11) and assuming full conversion of the Bonds, the Bonds will be convertible into 899,745,075 Shares (subject to adjustment), representing approximately 7.15% of the issued and outstanding share capital of the Company as at the date of this announcement and approximately 6.67% of the enlarged issued and outstanding share capital of the Company as of the date of the conversion.

The following table summarises the effects on the shareholding structure of the Company as a result of the Bonds Issue:

	Existing (as at the date of this announcement)		Assuming the Bonds are fully converted into Shares at the initial conversion price of HK$8.63 each
Name of Shareholder	No. of Shares	% of issued share capital of the Company (rounded upwards)	No. of Shares	% of enlarged share capital of the Company (rounded upwards)

China Unicom (BVI) Limited	9,725,000,020	77.27%	9,725,000,020	72.11%
Public	2,860,763,250	22.73%	2,860,763,250	21.21%
Bondholders	—	—	899,745,075	6.67%
Total	12,585,763,270	100%	13,485,508,345	100%

USE OF PROCEEDS

The estimated net proceeds of the Bonds Issue, after deduction of commission and certain administrative expenses (amounting to approximately US$3 million), are approximately US$997 million. The proceeds are currently intended to be used for general operational purposes.

REASONS FOR AND BENEFITS OF THE BONDS ISSUE

The Bonds Issue will raise immediate funds for the Company which can be used for general corporate and working capital purposes.

The Conversion of the Bonds into the Conversion Shares will enlarge the shareholder capital base of the Company and the Directors consider that this will facilitate the development and expansion of the Company. Taking into account that the Conversion Price represents a 28.8% premium to the closing price of the Shares as quoted on the Stock Exchange on 20 June 2006 (HK$6.70), the Directors are of the view that the terms and conditions of the Bonds are fair and reasonable and are in the interest of the Group as a whole.

GENERAL

The Company will promptly notify the Stock Exchange if it becomes aware of any dealings in the Bonds by any connected person (as defined in the Listing Rules) of the Company.

Completion of the Subscription Agreement is subject to the satisfaction and/or waiver of the conditions precedent therein. In addition, the Strategic Alliance Framework Agreement and the Subscription Agreement may be terminated under certain circumstances. Please refer to the respective paragraphs headed “STRATEGIC ALLIANCE FRAMEWORK AGREEMENT” and “SUBSCRIPTION AGREEMENT” above for further information.

As the Subscription Agreement may or may not complete and the Strategic Alliance Framework Agreement may terminate, Shareholders and potential investors are advised to exercise caution when dealing in the Shares of the Company.

The Group is principally engaged in the cellular business (both GSM and CDMA) in the PRC, the provision of international and domestic long distance calls, data and internet services, and other related telecommunications value-added businesses. SKT is Korea’s leading wireless telecommunications services provider, and is engaged in the commercial development and provision of high-speed wireless data and Internet services. In China, SKT and the Company have established a joint venture, UNISK (Beijing) Information Technology Company Limited.

To the best of the directors’ knowledge, information and belief, SKT and the ultimate beneficial owner of SKT are third parties independent of the Company and are not connected persons (as defined in the Listing Rules) of the Company.

On 12 May 2006, the Company granted a general mandate to the Directors at its annual general meeting to allot and issue up to 20% (representing 2,516,628,654 number of Shares) of the aggregate nominal amount of the share capital of the Company as at the date of the annual general meeting. To date, there has been no issue of shares under the general mandate granted. Assuming full conversion of the Bonds, the remaining mandate for the issue of shares by the directors would be 12.85% (representing 1,616,883,579 number of Shares) of the aggregate nominal amount of the share capital of the Company as at the date of the annual general meeting.

China International Capital Corporation (Hong Kong) Limited has been appointed as financial adviser to the Company and is an independent third party of the Company.

TERMS USED IN THIS ANNOUNCEMENT

Affiliate	with respect to any person, means any person directly or indirectly through one or more intermediaries, Controlling, Controlled by or is under common Control with that person.

Board	the board of directors of the Company.

Bonds	the Zero Coupon Convertible Bonds due 2009 of an initial aggregate principal amount of US$1,000,000,000.

Bondholder(s)	holder(s) of the Bonds from time to time.

Bonds Issue	the subscription and issue of the Bonds with an initial aggregate principal amount of US$1,000,000,000.

Ceasing of Business

occurs when the Company or its principal subsidiaries ceases or threatens to cease to carry on all or part of its business or operations (except in the case of principal subsidiaries, whereby the undertaking and assets of such principal subsidiaries are transferred to or otherwise vested in the Company or another of its subsidiaries) which could have a Material Effect.

Change of Control	occurs when China United Telecommunications Corporation ceases to Control the Company.

Closing Date	the date on which the Bonds are issued (which is expected to be 5 July 2006 or such other date as the Company and SKT may agree, but in any event not later than 12 July 2006).

Company	China Unicom Limited, a company incorporated in Hong Kong with limited liability, the shares of which are listed on the Stock Exchange.

Control

means the right to appoint and/or remove all or the majority of the members of the Company’s board of directors, whether obtained directly or indirectly, and whether obtained by ownership of share capital, the possession of voting rights, contract or otherwise.

Control, Controlled or Controlling

with respect to any person means having the ability to direct the management and affairs of such person, whether through the ownership of voting securities or by contract, and such ability shall be deemed to exist when any person holds a majority of the outstanding voting securities, or the economic rights and benefits of such person.

Conversion Period	at any time from and including the first anniversary after the Closing Date up to the close of business in Hong Kong on the day falling seven days prior to the Maturity Date.

Conversion Price

the price per Share at which the Bonds may be converted into Shares which will initially be HK$8.63, and which will be adjusted from time to time in accordance with the terms and conditions of the Bonds.

Conversion Ratio	the principal amount of each Bond divided by the then Conversion Price.

Conversion Right	the right of a Bondholder to convert any Bond into Shares.

Conversion Shares	Shares to be allotted and issued by the Company upon conversion of the Bonds.

Directors	directors of the Company.

Early Redemption Amount	in relation to a Bond means, for each US$1,000 principal amount of the Bonds, is determined so that it represents for the Bondholder a gross yield of 1.4% per annum, calculated on an annual basis.

Group	the Company and its subsidiaries.

HK$	Hong Kong dollars, the lawful currency of Hong Kong.

Hong Kong	the Hong Kong Special Administrative Region of the People’s Republic of China.

Listing Rules	the Rules Governing the Listing of Securities on the Stock Exchange.

Material Asset Transfer

occurs when the Company or any of its principal subsidiaries (whether by a single transaction or a number of related or unrelated transactions and whether at one time or over a period of time) sells, transfers, leases out, lends or otherwise disposes of (whether outright, by a sale-and-purchase or sale-and-leaseback arrangement, or otherwise, but excluding a transaction in the ordinary course of trading) (each a Transfer) any part of its assets to any other person (including (in the case of the Company) to any of its subsidiaries, but excluding (in the case of a subsidiary) to the Company or another subsidiary) which, either alone or when aggregated with all other Transfers required to be taken into account under this Condition, could have a Material Effect.

Material Effect

Means (i) (in the case of the Company and its principal subsidiaries) any asset, business or undertaking (a) the value of which (aggregated if required) amounts to 15% or more of the consolidated gross assets of the Company and its subsidiaries as shown by the latest published audited consolidated balance sheet of the Company or (b) which (aggregated if required) contributes to 15% or more of the consolidated revenue of the Company and its subsidiaries as shown by the latest published audited consolidated income statement of the Company; or (ii) a material adverse effect on or material adverse change in: (a) the ability of the Company to perform and comply with its obligations under the Bonds; or (b) the validity, legality or enforceability of, or the rights or remedies of the Company under, the Bonds.

Maturity Date	the date (expected to be on or before 5 July 2009, or such other date as the Company and SKT may agree) on which the Bonds mature.

Person

includes any individual, company, corporation, firm, partnership, joint venture, undertaking, association, organisation, trust, state or agency of a state (in each case whether or not being a separate legal entity) but does not include the Company’s directors or any other governing board and does not include the Company’s wholly-owned direct or indirect subsidiaries.

PRC	People’s Republic of China.

Relevant Event

occurs when: (i) the Shares cease to be listed or admitted to trading on the Stock Exchange; or (ii) there is a Change of Control; or (iii) there is a Material Asset Transfer; or (iv) there is a Ceasing of Business; or (v) it is or will become unlawful for the Company to perform or comply with any one or more of its obligations under any of the Bonds; or (vi) the obligations of the Company under the Bonds are or become unenforceable.

Share(s)	ordinary shares of HK$0.10 each in the share capital of the Company.

Shareholder(s)	holder(s) of Shares.

SKT	SK Telecom Co., Ltd., a company incorporated in Korea with limited liability and listed on the Stock Market Division of the Korea Exchange.

Stock Exchange	The Stock Exchange of Hong Kong Limited.

Strategic Alliance Framework Agreement or SAFA	a strategic alliance framework agreement entered into between the Company and SKT on 20 June 2006.

Subscription Agreement

a conditional subscription agreement entered into between the Company and SKT on 20 June 2006 in connection with the issue by the Company of the Bonds with an aggregate principal amount of US$1,000,000,000.

Trading Day	a day on which the Stock Exchange is open for business.

United States or US	the United States of America, its territories and possessions, any State of the United States, and the District of Columbia.

US$	United State dollars, the lawful currency of the United States.

By Order of the Board of China Unicom Limited Chu Ka Yee Company Secretary

Hong Kong, 20 June 2006

As at the date of this announcement, the Board of the Company comprises:

Executive directors:	Chang Xiaobing, Shang Bing, Tong Jilu, Li Jianguo, Yang Xiaowei, Li Zhengmao, Li Gang and Zhang Junan
Non-executive director:	Lu Jianguo
Independent non-executive directors:	Wu Jinglian, Shan Weijian, Cheung Wing Lam, Linus, and Wong Wai Ming